Exhibit 4.4
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Esprit Energy Trust 900, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1

2.	Date of Material Change:

June 15, 2006

3.	News Release:

A news release was issued by Esprit Energy Trust (the “Trust”) on June 15, 2006 and disseminated through the facilities of Canada Newswire. A copy of such news release is attached to this material change report as Schedule “A”.

4.	Summary of Material Change:

On June 15, 2006, Esprit Exploration Ltd. (“Esprit”), the administrator of the Trust entered into a share sale agreement (the “Share Sale Agreement”) pursuant to which Esprit agreed to acquire all of the issued and outstanding shares in the capital of Trifecta Resources Inc. (“Trifecta”) for total cash consideration of $102 million, subject to customary closing adjustments and conditions.

5.	Full Description of the Material Change:

Overview

On June 15, 2006, the Trust announced that Esprit entered into the Share Sale Agreement pursuant to which the holders of the common shares of Trifecta (“Vendors”) agreed to sell all of their issued and outstanding shares in the capital of Trifecta (the “Trifecta Shares”) to Esprit (“Acquisition”).

Corporate Structure

Trifecta is a privately-held Calgary based oil and gas producer with the majority of its assets located within Esprit’s key operating areas. Trifecta also owns all of the issued and outstanding shares in the capital of Trifecta Resources Corp. (“TRC”). On January 31, 2004, Trifecta and TRC formed Trifecta Resources Partnership (“Partnership”) under the laws of the Province of Alberta. Trifecta, as general partner, holds a 0.01% interest in the Partnership and TRC, as managing partner, holds a 99.99% interest.

The following description of the Share Sale Agreement is a summary only and is qualified in its entirety by the full text thereof available on www.sedar.com.
Closing
Esprit anticipates that the Acquisition will close on July 14, 2006 or an earlier date as mutually agreed upon by the parties (“Closing Date”). The Acquisition is conditional upon customary closing conditions although no regulatory approvals, including Competition Act approval, are required by the parties in order to effect the purchase and sale of the issued and outstanding shares of Trifecta.
Purchase Price
The total purchase price of all of the issued and outstanding shares of Trifecta is estimated to be $102 million, subject to customary closing adjustments and conditions, and shall consist solely of cash consideration. In order to finance the acquisition, Esprit intends to draw upon and extend its existing credit facilities.
The aggregate consideration payable by Esprit to the Vendors for the Trifecta Shares will be the purchase price as calculated and payable to the Vendors in accordance with the Share Sale Agreement. The purchase price will be adjusted, without duplication:
(i)	upward by the amount of any positive working capital and downward by the amount of any negative working capital; and

(ii)	downward by the aggregate amount of the purchase price deductions as more fully described in the Share Sale Agreement.
Prior to the Closing Date and as a condition of the Acquisition, all outstanding options (the “Trifecta Options”) granted to the Vendors, whether contingent or vested, under Trifecta’s option plan, are to be terminated. Payment for the Trifecta Options and the amount of the purchase price payable to each Vendor shall be calculated on the basis of a price per share formula as set out in the Share Sale Agreement. In addition to other adjustments, the amount payable to buy-out the Trifecta Options plus any taxes payable but not yet paid by Trifecta and TRC relating to their taxation years ending on or before December 31, 2005 together with taxes attributable to income allocated to them by the Partnership for the Partnership’s fiscal period ended January 1,2006 and total taxes in excess of $150,000 that would be payable by Trifecta and TRC for the taxation year ending as a result of the transactions contemplated by the Share Sale Agreement, will be deducted from the purchase price.
Pre-Acquisition Reorganization
Pursuant to the Share Sale Agreement, Trifecta has agreed to, upon the written request by Esprit to be delivered not later than 15 days from the date of the Share Sale Agreement (the “Reorganization Notice”), and at the expense of Esprit, cause Trifecta and TRC to merge their businesses, operations and assets not later than five days after the date of the Reorganization Notice, in the manner requested by Esprit (the “Pre-Acquisition Reorganization”). Upon receipt of the Reorganization Notice, Trifecta, TRC and the

Partnership will co-operate and use reasonable commercial efforts to prepare, prior to the date that is five days from the date of the Reorganization Notice, and implement the Pre-Acquisition Reorganization.
Representations and Warranties
The Share Sale Agreement contains a comprehensive list of customary representations and warranties of the Vendors, Trifecta and Esprit which include but are not limited to capacity, corporate status, corporate authorization and enforceability of, and board approval of, the Share Sale Agreement. The representations and warranties also address various matters relating to the business, operations and properties of Trifecta. Following closing of the Acquisition, each of the Vendors, Trifecta and Esprit will not be permitted to make a claim in respect of a breach of any representation or warranty as all representations and warranties contained in the Share Sale Agreement will terminate at Closing. In accordance with the Share Sale Agreement, the purchase price may be adjusted downwards for the reduction in value of the Trifecta Shares in excess of $500,000 caused by or resulting from the untruth or inaccuracy of the representations and warranties regarding the Vendors, Trifecta and its assets as at the Closing Date.
Indemnities
The Vendors, Trifecta and Esprit have each agreed to provide general indemnities to the other in connection with all losses suffered or incurred by the other party as a result of (a) any breach of a covenant to be performed under, or breach of a representation or warranty contained in the Share Sale Agreement; or (b) misrepresentation contained in the Share Sale Agreement. Notwithstanding that all representations and warranties regarding Trifecta, its assets and Esprit will terminate at Closing, the Share Sale Agreement provides a purchase price mechanism relating to representations or warranties that are inaccurate as at the Closing Date. The terms, conditions and survival periods of such indemnities are more fully described in the Share Sale Agreement.
In addition, Esprit and Trifecta have agreed to indemnify the Vendors from and against Trifecta’s environmental liabilities and all losses related thereto which they may incur, occurring prior to or after the Closing Date. Notwithstanding the termination of certain indemnities for the representations and warranties of the parties, the indemnity provided in connection with environmental liabilities shall survive the Closing Date indefinitely.
Conduct of Business by Trifecta
During the period commencing on the date of the Share Sale Agreement and ending on the Closing Date (the “Pre-Closing Period”), Trifecta has agreed to conduct its business in the ordinary course in substantially the same manner as prior to the date of the Share Sale Agreement. It has agreed further that during this period it would not, without the prior approval of Esprit, amend or terminate any material contracts or product contracts (as defined in the Share Sale Agreement), enter into transactions that are not in the ordinary course of its business, and not undertake certain measures related to the operations of Trifecta. Trifecta has further agreed to not, other than as permitted under the Share Sale Agreement, commit to any capital expenditure or series of related capital expenditures that, will or are reasonably expected to, exceed $25,000 (net).

Trifecta has also agreed to use its reasonable efforts to preserve its business intact and to preserve the goodwill of customers and others having business relations with Trifecta.
Closing Conditions
In addition to the customary closing conditions contained in the Share Sale Agreement, closing is subject to the satisfaction of the following conditions:
(i)	there be no material adverse changes in respect of Trifecta during the Pre-Closing Period;

(ii)	prior to the Closing Date, all Trifecta Options shall have been exercised or repurchased in accordance with the Share Sale Agreement; and

(iii)	a written payout statement be delivered by Trifecta’s financial institution and statement providing that upon receipt of payment as at the Closing Date, any and all outstanding bank debts have been repaid in full together with a discharge of all security interests held by the applicable financial institution as security for such bank debts and an undertaking to provide (at Trifecta’s expense) registrable discharges of such security interests.
Non-Solicitation
Trifecta and each of the Vendors have agreed that during the Pre-Closing Period, it will not, and will not authorize or permit any of their affiliates or others to, in any manner, solicit, initiate, or encourage any activity from any potential third parties relating to Trifecta, its assets, Trifecta Shares or Trifecta Options. They have further agreed to not participate or facilitate in any activity or attempt by any person or entity to acquire Trifecta, its assets, Trifecta Shares or Trifecta Options. Trifecta and its subsidiaries have also agreed to use all commercially reasonable efforts to enforce Trifecta’s rights to retrieve or destroy all information disclosed to other prospective bidders pertaining to Trifecta, its subsidiaries, their business, financial condition, operating results or assets, as part of the competitive bid process.
Non-Competition
Certain Vendors, who are also officers of Trifecta, have agreed that they and their affiliates shall, for one year after the Closing Date, not engage or participate in any manner including with other specified shareholders, in any business or activity which is related to hydrocarbons and related products within a specified geographic area, as fully described in the Share Sale Agreement. However, such Vendors are not precluded from making personal investments in securities of, or serving as a director of, oil and gas companies which are registered on a recognized stock exchange if the aggregate amount owned by such Vendor and certain related parties in which such Vendor and such parties collectively own a majority of the equity or voting interests does not exceed 5% of such corporation’s outstanding securities.

Co-operation during Pre-Closing Period
During the Pre-Closing Period, Trifecta and Esprit agreed to co-operate in facilitating the orderly transition of management and administration of Trifecta’s business in a manner satisfactory to Esprit and that is consistent and compatible with the manner in which Esprit currently conducts its own business.
Termination Relating to Title Defects
If the cumulative value by which the assets affected by uncured title defects is $500,000 or less, Esprit has agreed to close without an adjustment to the purchase price. If the cumulative value of such uncured title defects exceeds $500,000, Esprit may elect, on or before the Closing Date to either, extend the Closing Date to provide Vendors additional time to cure the defects, waive the uncured title defects or not waive the uncured title defects and seek a purchase price adjustment for amounts in excess of $500,000 provided that if the cumulative value of the title defects is $15 million or more, either party may terminate the Share Sale Agreement. Any dispute regarding the existence or value of the title defects that cannot be resolved by the parties is to be resolved through arbitration and to be determined by an independent title evaluator.
Other Terms
Provided the Share Sale Agreement has not previously been terminated, Trifecta agrees to terminate the employment of all employees on the Closing Date and agrees that it will pay all severance and other payments payable to employees as a consequence of such termination of employment as required under applicable law and the existing shareholder and employee agreements. The parties have agreed that as at the Closing Date all of the existing shareholder and employee agreements shall be terminated and Trifecta shall be released from any and all liabilities thereunder.
Designation of Alternate Purchaser
Prior to the Closing Date, Esprit may designate a corporation (the “Designee”) incorporated pursuant to the Business Corporations Act (Alberta) that is directly or indirectly wholly-owned by Esprit to be the purchaser in the place and stead of Esprit.
Impact on the Trust
Approximately 30,000 gross (22,200 net) acres of undeveloped land will be added to the Trust’s total undeveloped land position to bring its holdings to approximately 300,000 net acres. The reserves of Trifecta have been evaluated by an independent engineering company and have been estimated at 4.9 million boe proved plus probable, of which 3.5 million boe are classified as proved. The reserves are made up of approximately 55 percent natural gas, and 45 percent oil and natural gas liquids. Following the completion of the Acquisition, the Trust’s revised full-year average production will increase by 750 boe per day bringing the revised production guidance for full year 2006 between 17,500 and 18,100 boe per day.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

For further information, contact Paul Myers, President and CEO and by telephone at (403) 213- 3663 or Steve B. Soules, Executive Vice President and CFO by telephone at (403) 213-3761.

9.	Date of Report:

Dated this 26th day of June, 2006.

SCHEDULE “A”
Esprit Energy Trust Announces Expansion of its Greater Olds Core Area through an Agreement to Acquire Private Oil and Gas Producer
CALGARY, June 15 /CNW/ — Esprit Energy Trust (“Esprit” or the “Trust”) today announced that it has entered into an agreement to acquire Trifecta Resources Inc., a privately-held, Calgary-based oil and gas producer. Esprit has agreed to acquire all of the issued and outstanding shares of the company for total consideration of $102 million. This acquisition is subject to customary closing adjustments and conditions.
“This acquisition is a value-adding strategic move for Esprit. It is a continuation of our portfolio management efforts to build our position where we have competitive advantage and monetize areas that are not core such as the Ante Creek divestiture announced in the first quarter. The majority of the assets included in this transaction are located adjacent to our core properties in the greater Olds area, further solidifying our competitive advantage in that area. In addition, the production is entirely sweet and will serve to decrease the percentage of sour gas production in Esprit’s portfolio to less than 50 percent.” said Paul Myers, Esprit’s President and Chief Executive Officer. He further commented that, “These assets also add a significant number of opportunities to our development inventory and will assist the Trust in continuing to grow its Olds core area”.
The strategic rationale for this acquisition is summarized below:
-	The assets included in the acquisition complement Esprit’s existing asset base. A majority of the assets are located within the Trust’s key operating area of greater Olds, where Esprit has operational expertise and control of infrastructure;

-	The assets acquired include low-risk growth opportunities that have the potential to increase production from these assets by over 50 percent in the next year;

-	Production from the asset base receives high netbacks due to high natural gas liquids yields; and

-	The transaction adds value for unitholders; increasing net asset value, cash flow, production and reserves on a per unit basis.
The majority of the assets acquired are located in the Garrington and Mikwan areas in Southern Alberta and are adjacent to Esprit’s existing key operating area in and around Olds. The acquired assets, which provide operational control and have an average working interest of 70 percent, currently produce approximately 1,400 barrels of oil equivalent (“boe”) per day. This production is made up of approximately 50 percent natural gas, 25 percent natural gas liquids and 25 percent light oil.
The complementary nature of these assets allows them to be readily integrated with the Trust’s existing operations and staff. Esprit also expects to be able to begin development of these properties quickly, given the Trust’s existing experience and expertise in the areas.

In addition to the assets’ current production, Esprit has identified future opportunities within these assets including in-fill drilling, re-completions and additional development drilling. Esprit expects to begin developing these opportunities in the second half of 2006.
Included in this acquisition is approximately 30,000 gross (22,200 net) acres of undeveloped land, bringing the Trust’s total undeveloped land position to approximately 300,000 net acres.
The reserves of the acquired company have been evaluated by an independent engineering company and have been estimated at 4.9 million boe proved plus probable, of which 3.5 million boe are classified as proved. The reserves are made up of approximately 55 percent natural gas, and 45 percent oil and natural gas liquids.
After giving effect to this transaction, Esprit’s proved plus probable reserve life index remains materially unchanged, moving from 10.7 years to 10.5 years.
Esprit’s production guidance has increased to reflect this acquisition. The Trust’s revised production guidance for full year 2006 is between 17,500 and 18,100 boe per day, an increase of 750 barrels per day. Production volumes are averaged over the full year; the acquired volumes reflect an expected effective date on or before July 14, 2006, in effect adding production from the acquired assets for six months of the year.
The acquisition will be funded from Esprit’s credit lines, Esprit expects that its credit facility will be expanded as a result of the acquisition. The Trust continues to plan to not only build in core areas but to divest in non-core areas as a means of strengthening its portfolio and managing its balance sheet.
In connection with this acquisition and consistent with its existing hedging practices, Esprit intends to hedge a sufficient amount of its production in order to increase the certainty of realizing its acquisition economics and future cash flows.
CIBC World Markets Inc. provided financial advisory services to Esprit with respect to the transaction.
Esprit is a Calgary based natural gas weighted income trust. Esprit’s operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols “EEE.UN” and “EEE.DB”, respectively.
Certain information regarding Esprit Energy Trust including management’s assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. Forward looking statements include, but are not limited to: Esprit’s guidance, production performance, finding and operating costs, drilling program completion and results and other statements containing the words “expects”, “believes”, “will”, “should” or similar such language. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect.
Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit’s operations or financial results are included in Esprit’s reports on file with Canadian securities regulatory authorities. In particular see Esprit’s MD&A and the Risk Factors and Industry Conditions sections of Esprit’s Annual Information Form. Esprit’s reports may be accessed through the SEDAR website (www.sedar.com), at Esprit’s website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.
Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to “production volumes” or “production” refer to average sales volumes.
For further information: please visit our web site at www.eee.ca or contact:
Lisa Ciulka,
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713,
lciulka@eee.ca